

June 28, 2013

Via E-mail
Dale Gibbons
Executive Vice President and
Chief Financial Officer
Western Alliance Bancorporation
One E. Washington Street, Suite 1400
Phoenix, AZ 85004

>   **Re: Western Alliance Bancorporation**
>   **Form 10-K for Fiscal Period Ended December 31, 2012**
>   **Filed March 1, 2013**
>   **File No. 001-32550**

Dear Mr. Gibbons:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Period Ended December 31, 2012

Impaired Loans, page 40

1. Please provide us and revise future filings to include an expanded discussion of the first quarter 2012 change from the collateral dependent impairment method to the net present value impairment method on certain TDRs. Describe the specific reason for the change, the nature of the certain TDRs and quantify the effects of the change for the allowance related to the TDRs.

2. As a related matter, please fully explain your policy for restructuring loans a second time once defaulted under initial TDR status. Please specifically explain management's thought process in determining when a defaulted TDR goes on non-accrual status, continues to accrue interest at 90 days past due status or is restructured a second time. We note you had a significant amount of TDR's (in excess of $34 million) which had a payment default during 2012 as noted on page 105.   Please quantify the amount of loans in your total TDR balances for the last two fiscal years and the latest interim period that have been restructured more than once.

3. You disclose on page 41 and in Note 4 to the financial statements that the aggregate amount of impaired loans was $198.2M at December 31, 2012. Please reconcile for us that amount to the $221.5M in aggregate impaired loans reflected in the table on page 40. Please revise future filings to clarify this apparent difference. Tell us and consider the need to revise future filings to clarify how this difference may have affected the asset quality ratios set forth in your filing.

Western Alliance Bancorporation and Subsidiaries
Consolidated Financial Statements

Note 6. Other Assets Acquired Through Foreclosure, page 107

4. Please provide us and revise future filings to disclose a roll-forward of the valuation reserve for these assets and to separately breakout the gains and losses on the sale of these assets in your current tabular presentation. Ensure your revisions enable a reader to reconcile the amounts disclosed here to the net amounts disclosed in the statements of cash flows for the sale of these assets.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Dale Gibbons
Western Alliance Bancorportion
June 28, 2013
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline at (202)551-3851 or me at (202)551-3492 if you have any questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant